GUARDIAN TECHNOLOGIES INTERNATIONAL, INC.

516 Herndon Parkway

Suite A

Herndon, Virginia  20170

April 9, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Maryse Mills-Apenteng, Esq.

Re:	Guardian Technologies International, Inc. Form S-1 Registration Statement, as Amended File No. 333-139591

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, Guardian Technologies International, Inc., a Delaware corporation (the "Company"), hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-139591) filed with the Commission on December 22, 2006, and as amended on February 9, 2007, March 29, 2007, and April 9, 2007 (the “Registration Statement”), to 10:00 a.m. on April 9, 2007, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of the Registration Statement, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question regarding the foregoing, please feel free to contact the undersigned at (703) 464-5495 or Neil R.E. Carr, Esq., of the law firm of Babirak, Vangellow & Carr, P.C., at (202) 467-0916.

Respectfully submitted,

/s/ Michael W. Trudnak

Michael W. Trudnak

Chief Executive Officer

cc:

Neil R.E. Carr, Esq.